ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77M

Immediately after the close of business on April 29, 2011, the Equity-Income Trust acquired the assets (subject to all the liabilities) of Large Cap Value Trust in exchange for the shares of the Equity-Income Trust. The transaction was approved by the Board of Trustees of each portfolio on December 15-17, 2010 and by shareholders of the Large Cap Value Trust on April 15, 2011. The terms of the transactions are set forth in the Plan of Reorganization dated December 17, 2010 attached as Sub-Item 77Q Exhibit A.